Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX/NYSE AMERICAN: SVM

SILVERCORP PROVIDES STATUS UPDATE ON OPERATIONS

VANCOUVER, British Columbia – March 12, 2020 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report that since mid-February its Ying and GC mines have ramped up operations with no reportable incidents, and in full compliance with government measures implemented to limit the potential transmission of COVID-19.

As of March 10, 2020, the Ying and GC mines had achieved 94% of planned mining and development stope production capacity. The mills are operating, with an inventory of supplies exceeding one month of operation, and with the country's industries back in operation, Silvercorp does not anticipate any shortages of supplies.

The Chinese government has introduced measures to help enterprises affected by the extended shutdown, namely a 5% reduction in power prices and a waiver of social welfare fund contributions for five months. Silvercorp continues to ramp up all aspects of its operations and remains focused on doing so in a responsible manner to ensure the health and safety of all staff.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca